FEDERATED INSURANCE SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 11, 2018

Jason Fox

Mark Cowan

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED INSURANCE SERIES (the “Trust”)

Federated Managed Volatility Fund II (“IFMVF” or the “Fund”)

Primary Shares

Service Shares

1933 Act File No. 333-224561

Dear Mr. Fox and Mr. Cowan:

The Registrant is filing this correspondence in response to your comments provided on May 22, 2018 and May 29, 2018 with respect to its Preliminary Registration Statement on Form N-14, submitted on May 1, 2018.

General Comment: Please respond to the Staff’s comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the registration statement is issued to shareholders. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

RESPONSE: The Registrant will respond as requested.

Accounting Comments

COMMENT 1: Prospectus/Proxy Statement Wrapper: Under the question “Who will pay for the Reorganization?” please disclose the rationale for allocating the costs as described. Also, confirm Federated Managed Tail Risk Fund II (“IFMTR”) will be responsible for its expenses related to the reorganization whether or not the closing occurs.

RESPONSE: In response to this comment, the Registrant will revise the answer to “Who will pay for the Reorganization?” as follows (revisions are marked and the “Fund” in the disclosure below refers to IFMTR):

“The Fund is being asked to bear direct proxy expenses including mailing, processing, tabulation, printing, and solicitation costs and expenses, as well as the cost associated with the printing and mailing of prospectus supplements, as applicable, that are associated with the Reorganization. As these expenses relate to the Fund’s participation in the Reorganization, it is appropriate for the Fund to pay these expenses. The Fund is also expected to incur brokerage expenses related to the sale of any assets or the purchase of replacement securities prior to the Reorganization. These sales or purchases of assets will be necessary to align the portfolios of the Fund and IFMVF, and will be required prior to the Reorganization.”

In addition, the Registrant supplementally confirms that the Fund will be responsible for these expenses whether or not the Reorganization is consummated.

COMMENT 2: Summary (pg. 1): The summary indicates that that the Fund is “expected” to be the accounting survivor after the reorganization. Please make this a more definitive statement that the Fund will be the accounting survivor after the reorganization.

RESPONSE: In response to this comment, the Registrant will revise this disclosure as follows:

“IFMVF ~~is expected to~~ will be the accounting survivor in the Reorganization.”

In addition, the Registrant will make similar revisions where this language appears elsewhere in this Prospectus/Proxy Statement.

COMMENT 3: Tax consequences (pg. 3): Please quantify the percentage of IFMTR’s assets that will be disposed of prior to the reorganization as part of portfolio repositioning.

RESPONSE: In response to this comment, the Registrant will revise the second paragraph of this section as follows:

“The Co-Advisers believe that the Reorganization will qualify as a tax-free reorganization. IFMTR will be required to discharge all of its liabilities and obligations prior to consummation of the Reorganization. ~~IFMTR may dispose of a limited number of securities prior to the Reorganization, to better align the portfolios of IFMTR and IFMVF.~~ To the extent that any transition of portfolio securities is required in connection with the Reorganization, it is anticipated that IFMTR will incur transaction expenses associated with the disposition of portfolio securities. IFMTR will likely replace a portion of its investments in the Underlying Funds with direct investments in either equity or fixed income securities prior to the Reorganization.

Prior to the Reorganization, IFMTR may dispose of portfolio securities in the ordinary course of business and in anticipation of the Reorganization. It is anticipated that approximately 33% of IFMTR’s assets, a significant majority of which is expected to be attributable to the replacement of investments in Underlying Funds with direct investments, will be disposed of prior to the Reorganization to better align the portfolios of IFMTR and IFMVF. Such disposition of portfolio securities may result in the realization of net capital gains.

To the extent that IFMTR’s net capital gains as of the Closing Date (including the referenced disposition of portfolio securities) exceed any available capital loss carryforward, any capital gain distribution will be taxable to the insurance companies as IFMTR shareholders but will not be taxable to the underlying Variable Contract Owners. See the section entitled “Federal Income Tax Consequences” below for further information regarding the tax treatment of any capital gains realized from this disposition of securities.

“IFMTR does not expect there to be any brokerage costs associated with the redemption of its holdings in the Underlying Funds and therefore anticipates that the substantial majority of the estimated brokerage costs will be incurred as the result of the purchase of the replacement equity or fixed income securities. These brokerage costs, which will be borne by IFMTR, are currently estimated to be approximately $50,000, or $0.0013 per share, though the actual amount may vary depending upon the number of transactions executed.”

COMMENT 4: Expense Example (pg. 18): Please reflect any applicable waivers in the costs of investing for IFMTR’s Primary Shares.

RESPONSE: The Registrant respectfully declines to make any change in response to this comment. The Registrant confirms that the Example calculations are based on gross expenses, and therefore, do not include any waivers in the cost of investing in the funds. Per an SEC comment provided on April 9, 2018 with respect to a Rule 485(a) filing made for the Fund, the phrase “excluding any fee waivers and/or expense reimbursements” was added to the narrative preceding the Example to provide clarity in this regard. For further clarification, please see the response to Legal/Disclosure Comment #11 below.

COMMENT 5: SAI—narrative proformas (pg.2): Please add disclosures stating the estimated costs of the reorganization as well as portfolio repositioning and costs.

RESPONSE: In response to this comment, the Registrant will revise the third paragraph under the section entitled “Narrative Description of the Pro Forma Effects of the Reorganization” as follows:

“The Funds will not bear any expenses associated with their participation in the Reorganization, except as contemplated in Article IX of the Agreement and Plan of Reorganization. ~~IFMTR will pay the following direct proxy expenses relating to its participation in the~~

Under Article IX of the Agreement and Plan of Reorganization, such Reorganization expenses include, without limitation: (a) ~~cost of processing, printing and mailing the proxy materials~~ expenses associated with the preparation and filing of this Prospectus/Proxy Statement; (b) postage; (c) printing; (d) accounting fees; (e) legal fees incurred by each Fund; (f) proxy solicitation costs; and (g) other related administrative or operational costs. IFMTR will pay for the direct proxy expenses (e.g. printing, mailing, solicitation and tabulation expenses, as well as the cost associated with printing and mailing of prospectus supplements, as applicable) estimated to be approximately $30,000, or $0.0008 per share. IFMTR is also expected to incur estimated brokerage expenses of $50,000, or $0.0013 per share, related to the disposition~~, and (b) the cost of soliciting and tabulating the vote of its shareholders in connection with the special meeting of shareholders. In addition, to the extent that any transition~~ of portfolio securities ~~is required in connection with the Reorganization,~~ by IFMTR prior to the Reorganization m~~ay incur transaction expenses associated with the sale~~ and the purchase of ~~portfolio~~ replacement securities. IFMVF will pay registration fees, with respect to securities issued pursuant to the Reorganization, on an as incurred basis.

The Co-Advisers ~~or their affiliates~~ will pay ~~all remaining direct and indirect~~ legal expenses associated with ~~the Funds' participation in the Reorganization. Such other expenses include, without limitation: (a) expenses associated with~~ the preparation and filing of the proxy materials, ~~; (b)~~ accounting ~~fees; (c) legal fees;~~ and ~~(d)~~ other remaining expenses related to the Reorganization ~~administrative or operational costs~~.”

Legal/Disclosure Comments

COMMENT 1: Prospectus/Proxy Statement Wrapper – What should I do in connection with the Reorganization?: Please supplement the disclosure with a statement that contract owners have the right to transfer out of IFMTR prior to the reorganization and clarify whether any such transfer would qualify as a transfer under the variable insurance contract.

RESPONSE: In response to this comment, the Registrant will revise this disclosure as follows, both in this section and where similar disclosure appears elsewhere in the Prospectus/Proxy Statement:

“Please vote your Shares today. If the Reorganization is approved, your Shares will automatically be exchanged for IFMVF Shares. Please do not attempt to make the exchange into IFMVF yourself in advance of the Reorganization. Nevertheless, shareholders may continue to redeem or transfer out of the Fund prior to the Reorganization, subject to the terms and conditions of their variable annuity insurance contract. Variable annuity contract owners should contact their insurance annuity provider to determine whether any such transfer prior to the Reorganization would be considered a "qualified transfer" under their variable insurance contract.”

COMMENT 2: Summary (pg. 1): Please delete reference to documents “incorporated by reference” as all material information should be disclosed in the Prospectus/Proxy Statement.

RESPONSE: The Registrant notes that all material information is included in the Prospectus/Proxy Statement and respectfully declines to incorporate additional revisions as it believes that the current disclosure is appropriate. The Registrant believes that the Prospectus/Proxy Statement properly incorporates certain information by reference pursuant to the requirements under the General Instruction G to Form N-14, which allows that the “registrant may, if it so elects, incorporate by reference the prospectus, the corresponding Statement of Additional Information, or reports, which satisfies the disclosure required by Items 5, 6, and 11 through 14” of Form N-14.

COMMENT 3: Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains (pg. 3): With respect to the first two paragraphs of this section, please clarify whether the disclosure regarding the tax effects is accurate and/or relevant to an owner of a variable contract or qualified plan. The Staff expects that there should be no tax impact to variable contract owners, unless they make a withdrawal. Please revise this disclosure if necessary here and throughout the Prospectus/Proxy Statement, as applicable.

RESPONSE: The Registrant confirms that the foregoing disclosure regarding the tax effects is accurate and relevant to the insurance companies that invest in the funds on behalf of their underlying variable contract owners. Accordingly, the Registrant considers these insurance companies as “shareholders” of the funds and refers to them as such in the Prospectus/Proxy Statement for purposes of the tax-related discussion.

With respect to the underlying variable contract owners, the Registrant, in response to Legal/Disclosure Comment #21, will make certain revisions to the Prospectus/Proxy Statement regarding the tax considerations for variable contract owners, including clarification of the tax considerations and consequences for variable contract owners. Please see our responses below to Legal/Disclosure Comment #21 for additional information.

COMMENT 4: Comparison of Investment Objectives, Policies and Risks (pg. 4): With respect to the reference to a “few key differences” in the first paragraph, please confirm that the securities that both funds principally invest in are the same. If so, please add corresponding disclosure in the next paragraph.

RESPONSE: The Registrant confirms that the securities in which each of the Funds principally invest are generally the same. In response to this comment, the Registrant will revise the first sentence of the second paragraph of this section as follows:

“Although the investment objectives and certain of the investment limitations of the Funds are different, the broad investment strategies and principal investments of IFMTR and IFMVF are largely similar, with the exception that IFMTR pursues its investment objective by investing primarily in Underlying Funds, whereas IFMVF, which can invest in Underlying Funds, including ETFs, also has an investment policy that approximately 40% of its assets (which may vary by +/- 10% in certain circumstances) will be invested directly in equity securities and 60% of its assets will be invested in fixed-income securities and other investments (including, for purposes of this discussion, Underlying Funds).”

COMMENT 5: Comparison of Risks (pg. 7): Please highlight any differences in risks between the funds in the introductory narrative disclosure, including if the funds have the same risk factors, but different levels of risks that require greater explanation, as required by Form N-14 Item 3(c).

RESPONSE: In response to this comment, the Registrant will revise the disclosure as follows:

“The principal investment risks of both Funds are provided in the chart below. Although certain of the same principal investment risks may be described differently, the level and extent of such risks should be considered substantially similar between the Funds because, in each case, the risk would be a principal investment risk for each Fund. ~~Because~~ However, as each Fund has different investment objectives and certain investment policies, certain of their principal risks will be different. Principal investment risks found only in IFMTR are the following:

Risk of Investing in ADRs and Domestically Traded Securities of Foreign Issuers.

Small-Cap Company Risk.

REIT Risk.

Exchange-Traded Funds Risk.

Risk Related to Investing for Dividend Income.

Underlying Fund Risk.

Asset-Backed Securities (ABS) Risk.

Mortgage-Backed Securities (MBS) Risk.

Risk of Security Downgrades.

Risk of Investing in Commodities.

Risk of Inflation-Protected Securities.

Call Risk.

Issuer Credit Risk.

Risk of Volatility Overlay Strategy.

The principal investment risk found only in IFMVF is the following:

Risk of Managed Volatility Strategy.

These similarities and differences are outlined in greater detail below. As with all mutual funds, there is no guarantee the Funds will achieve their investment objectives. All mutual funds take investment risks. Therefore, it is possible to lose money by investing in either Fund. An investment in any Fund is not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.”

COMMENT 6: IFMVF Fundamental Concentration Limitation (pg. 14): Please confirm that the disclosure for the Fund’s fundamental concentration limitation reflects what is in the current registration statement.

If so, please make the changes requested below in a subsequent amendment: (1) delete “primarily”; (2) with respect to “municipal securities,” add “issued by state or local governments”; and (3) with respect to “bank instruments,” clarify that this is limited to domestic bank deposit instruments.

RESPONSE: The Registrant confirms that the fundamental concentration limitation is correct, reflects what is in the current registration statement and is consistent with what was approved by IFMVF’s Board. As this concentration limitation is fundamental, it cannot be changed unless authorized by IFMVF’s Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the Investment Company Act of 1940, as amended. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

Supplementally, the Registrant notes that the “Additional Information” disclosure in this section clarifies the meanings of “bank instruments” and certain types “municipal securities” when applying this concentration limitation. Further, the Registrant notes that this “Additional Information” was recently revised in response to SEC staff comments received on IFMVF’s post-effective amendment that was filed on January 30, 2018.

COMMENT 7: Fees and Expenses (pg. 17): In the last sentence of the narrative introduction to the fee table, please change “It” to “If.”

RESPONSE: The Registrant will respond as requested and revise the sentence to read as follows:

“~~It~~ If these had been included, your costs would be higher.”

COMMENT 8: Fees and Expenses (pg. 17 and pg. 19): At the top of each column of each of the Fees and Expenses table, please parenthetically indicate which is the existing/target fund and the new/acquiring fund.

RESPONSE: The Registrant will respond as requested.

COMMENT 9: Fees and Expenses (pg.17 and pg. 19): Please delete footnotes #1 and #2 to the Primary Shares fee table and footnote #1 to the Service Shares fee table since the expenses disclosed are not currently charged by IFMTR or the Fund. This disclosure may be provided later in the Fund’s prospectus.

RESPONSE: The Registrant confirms that the Distribution (“12b-1”) fee for IFMTR’s Primary Shares and the shareholder services/account administration fees (“SSF/AAF”) fees for each of IFMTR’s Primary and Service Shares and IFMVF’s Primary and Service Shares are “dormant.” While the 12b-1 and SSF/AAF fees have been approved by the Board of Trustees of each fund, neither fee will be incurred or charged unless and until it is approved to be activated by such Board of Trustees, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

The presentation of the dormant SSF/AAF and Distribution (12b-1) fees in the table and footnotes are, based on the Registrant’s analysis, consistent with Form N-1A requirements, specifically Instruction 3(d)(i) to Item 3 of Form N-1A. This instruction directs funds to “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year, but include in expenses amounts that would have been incurred absent expense reimbursement or fee waiver arrangements.” In the case of an approved, but dormant, fee, the Fund and IFMTR would accordingly include in the fee table only those amounts actually incurred and provide a footnote that indicates the maximum allowable fee but that such fee will not be incurred or charged until approved by the Board of Trustees. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

The Registrant supplementally notes that implementation of the dormant fee disclosures began in 2013 in the Federated Funds following Rule 485(a) filings submitted in early 2013 introducing the dormant fee footnote for review by the Staff of the Securities and Exchange Commission (“SEC”). In addition, a Rule 485(a) filing was submitted for the Fund in early 2014 that introduced the dormant fee disclosure for insurance products. While not precedential, the Staff did not object to the disclosures proposed in any of the Rule 485(a) filings.

COMMENT 10: Fees and Expenses (pg. 18): The text of footnote #4 indicates that the Fund’s fee waiver agreement is voluntary and may be terminated by the Co-Advisers and their affiliates within the 1 year period following the effectiveness of the registration statement.

Please clarify and/or remove the word “voluntary” from the footnote.

RESPONSE: The Registrant confirms that the Fund’s Co-Advisers and certain of their affiliates have, on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses up to the later of May 1, 2019 or the date of the Fund’s next effective prospectus (the “Termination Date”). In addition, as disclosed in the prospectus, the Registrant notes that this arrangement may only be terminated or the fee waiver limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees; further, the Registrant confirms that the arrangement may not be terminated solely by the Co-Advisers and their affiliates prior to the Termination Date without such Board approval. The Registrant believes that its arrangement and related disclosure is consistent with Instruction 3(e) to Item 3 of Form N-1A (i.e., “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table … If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”).

Further, the Registrant believes that the Fund’s parenthetical use of the term “voluntary” is an accurate depiction of its election to commit to a fee waiver for at least one year and is consistent with the requirements of Instruction 3(e)(to Item 3 of Form N-1A. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 11: Example (pg. 18): Please confirm whether the table is showing the effects of any waivers or reimbursements, particularly with respect to the phrase “excluding any fee waivers and/or expense reimbursements.” Please revise the narrative preceding the expense example if needed.

RESPONSE: The Registrant confirms that the expense example does not reflect waivers or reimbursements. The determination to state that no fee waivers or expenses are included was made in response to an SEC comment provided on April 9, 2018 with respect to a Rule 485(a) filing made for the Fund. The comment was that such disclosure should be added to make it clear that waivers are not reflected in the Example calculations. Therefore, the Registrant respectfully declines to make any change in response to this comment.

COMMENT 12: Risk/Return Bar Charts – (pg. 21-24): Please revise the first footnote immediately following the bar chart for each Fund’s share classes to read as follows (change is bold and underlined):

“The total returns shown in the bar chart above and total return table below are based upon net asset value and do not reflect the charges and expenses of a variable annuity or variable life insurance contract. If contract charges or fees had been included, the returns shown would have been lower.”

RESPONSE: The Registrant will respond as requested.

COMMENT 13: Average Annual Total Return Tables (pg. 22): Please revise the introduction to these tables to reflect that each fund compares its returns with those of a broad measure of market performance as well as funds with similar investment objectives.

RESPONSE: The Registrant will revise the relevant portion of the introductory paragraphs as follows (deletions are stricken and additions are underlined):

For Federated Managed Tail Risk Fund II -

“The Average Annual Total Return Table shows returns averaged over the stated periods compared to a broad-based securities market index and to an additional comparative index~~, and includes comparative performance information~~.”

For Federated Managed Volatility Fund II -

“The Average Annual Total Return Table shows returns averaged over the stated periods compared to a broad-based securities market index and to additional comparative indexes~~, and includes comparative performance information~~.”

COMMENT 14: Average Annual Total Return Tables – (pg. 22, 24): Please show the broad-based index first in the tables (before the blended indexes).

RESPONSE: The Registrant will respond as requested.

COMMENT 15: Investment Advisory Fees (pg. 28): Please revise the disclosure to reflect the aggregate fee paid to each adviser for the most recent fiscal year as a percentage of average net assets, as required by Item 10(a)(1)(ii)(A) of Form N-1A.

RESPONSE: The Registrant has determined that the disclosure, as currently drafted, is consistent with the requirements of Item 10(a)(1)(ii)(A) of Form N-1A, which requires a fund to state the aggregate fee paid to the adviser for the most recent fiscal year as a percentage of average net assets. In addition, Instruction 3 of Item 10(a)(1)(ii)(A) provides: “If a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” When read together, the Registrant interprets these provisions under Form N-1A to require that the Fund disclose the aggregate fee paid to the Co-Advisers as a percentage of average net assets, which is 0.75% of the Fund’s average net assets, as opposed to the fee paid to each Co-Adviser. Therefore, the Registrant respectfully declines to make any change in response to this comment.

COMMENT 16: Board Considerations Relating to the Reorganization (pg. 32): Please include a discussion of why the reorganization was proposed.

RESPONSE: The Registrant notes that a discussion of the reasons for the proposed reorganization, including the reasons why the Co-Advisers recommended the reorganization to the Board and the alternatives considered by the Co-Advisers, can be found in the section entitled “Summary - Reasons for the Proposed Reorganization.” The Registrant believes that this discussion adequately discloses the reasons for the proposed reorganization and respectfully declines to incorporate any changes in response to this comment.

COMMENT 17: Board Considerations Relating to the Reorganization (pg. 32): Confirm that the board considerations disclosure includes all material costs of the Reorganization and potential benefits to the Co-Advisers and their affiliates considered by the Board.

RESPONSE: The Registrant supplementally confirms that the board considerations disclosure includes all material costs of the Reorganization and potential benefits to the Co-Advisers and their affiliates considered by the Board.

COMMENT 18: Board Considerations Relating to the Reorganization (pg. 32): Please include a specific analysis regarding how the Board reached its conclusion that IFMTR should pay direct proxy expenses associated with the Reorganization.

RESPONSE: The Registrant confirms that, as described in the Prospectus/Proxy Statement, the Board considered the potential benefits and costs of the Reorganization to IFMTR and IFMVF and their respective shareholders by evaluating all pertinent factors the Board deemed relevant in its business judgment, including that IFMTR would pay direct proxy expenses.

The Registrant notes that in Investment Company Act Release No. 25666, July 18, 2002 (the “Adopting Release”), the Securities and Exchange Commission (the “SEC”) recognized that the costs of a fund reorganization may be borne by the investment adviser or may be borne by one or both of the merging funds: “[t]he allocation of costs of the merger is a product of negotiation between the boards of the merging funds and their investment adviser(s).”

Under Rule 17a-8 and the Adopting Release, the Board is not required to reach a specific conclusion or make any specific determination regarding the treatment of direct proxy expenses. Rather, under the requirements of Rule 17a-8 and according to the Adopting Release, the Board is only required to determine that a reorganization is in the best interests of the acquired fund and will not dilute the interests of shareholders. In making these determinations, the Board must evaluate any information necessary to their determinations and should consider, if relevant, certain factors, including any fees or expenses that will be borne directly or indirectly by the fund in connection with the Reorganization. In Investment Company Act Release No. 11053, February 19, 1980, the SEC also stated that “[t]his consideration, however, would not in all cases necessarily preclude the investment company from bearing certain expenses associated with the transaction, if, and so long as, those costs were justified by the anticipated benefits to shareholders and would also have been experienced in a transaction negotiated completely at arm’s-length.”

Consistent with this guidance, and as described in the Prospectus/Proxy Statement, the Board weighed the relative potential benefits and costs of the Reorganization, including any such proxy expenses, as well as other alternatives considered, and then concluded, based on such evaluation, that the Reorganization was in the best interests of IFMTR and that IFMTR shareholders would not be diluted as a result of the reorganization. Accordingly, since a specific conclusion regarding fees and expenses is not required by law, and since the Registrant believes the current disclosure in the Prospectus/Proxy Statement adequately discloses the Board’s consideration of the relative potential benefits and costs of the Reorganization, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 19: Board Considerations Relating to the Reorganization (pg. 32):

With respect to the underlined phrase in the following, please include a discussion of how all the benefits of the reorganization outweigh the expenses to be paid by IFMTR:

“Based upon all the foregoing considerations and other information in this Prospectus/Proxy Statement, the Board, including the Trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the 1940 Act) concluded that the Reorganization will not result in dilution of IFMTR shareholders and is in the best interests of IFMTR.”

RESPONSE: The Registrant respectfully believes that the current disclosure in the Prospectus/Proxy Statement sufficiently discloses the Board’s consideration of the relative potential benefits and costs posed by the proposed Reorganization. Further, the Registrant believes that the Prospectus/Proxy Statement adequately provides the Board’s rationale for determining, in its business judgment, that such benefits, on the whole, outweighed the costs. As outlined in the Adopting Release, and as described in the Prospectus/Proxy Statement under “Board Considerations Relating to the Reorganization,” the Board considered all pertinent factors it deemed relevant in determining that the Reorganization is in the best interests of IFMTR. Accordingly, the Registrant respectfully declines to incorporate any changes in response to this comment.

COMMENT 20: Cost of the Reorganization (pg. 33): All material terms of the plan of reorganization should be disclosed in the proxy/prospectus. Therefore, these documents may not qualify the plan of reorganization in its entirety.

Accordingly, revise the following sentence:

“The foregoing brief summary of the Plan is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Annex A and incorporated herein by reference. The foregoing summary summarizes all material terms of the Plan.”

RESPONSE: In response to this comment, the Registrant will revise the sentence as follows:

“The foregoing summary of the Plan ~~of the Plan is qualified in its entirety by the~~ summarizes all material terms and provisions of the Plan, a copy of which is attached hereto as Annex A and incorporated herein by reference. ~~The foregoing summary summarizes all materials terms of the Plan.”~~

COMMENT 21: Federal Income Tax Consequences (pg. 34): Please reconcile, if applicable, the following paragraph, with the section entitled “Distributions Associated with the Reorganization.”

“Prior to the Reorganization, IFMTR may dispose of portfolio securities in the ordinary course of business and in anticipation of the Reorganization (which may result in the realization of capital gains). Prior to the Reorganization, IFMTR will distribute to shareholders any net capital gains. Distribution of any previously undistributed income will either be reinvested in a shareholder's account in IFMVF or distributed to IFMTR shareholders following the Reorganization. Variable life and annuity contracts purchased through insurance company separate accounts generally provide for the accumulation of all earnings from interest, dividends and capital appreciation without current federated income tax liability for the contract holder.”

RESPONSE: In response to this comment, the Registrant will revise the above disclosure as follows:

“Prior to the Reorganization, IFMTR may dispose of portfolio securities in the ordinary course of business and in anticipation of the Reorganization (which may result in the realization of net capital gains). Prior to the Reorganization, IFMTR will distribute to shareholders any net capital gains to the extent that they exceed ay available capital loss carryforward. Distribution of any previously undistributed income will either be reinvested in a shareholder's account in ~~IFMVF~~ IFMTR or distributed to IFMTR shareholders in conjunction with ~~following~~ the Reorganization. Distributions of such capital gains and income will be taxable to IFMTR’s shareholders. Variable life and annuity contracts purchased through insurance company separate accounts generally provide for the accumulation of all earnings from interest, dividends and capital appreciation without current federated income tax liability for the underlying Variable Contract Owner ~~contract holder~~. Accordingly, the Variable Contract Owners will not be subject to current income tax with respect to IFMTR’s distributions of such capital gains and income.”

In addition, the Registrant will revise the section entitled “Distributions Associated with the Reorganization” as follows:

“Before the Reorganization, IFMTR will distribute any net capital gains, resulting from the disposition of portfolio securities or otherwise, to the extent that they exceed any available capital loss carryforward, to shareholders. Distributions of any previously undistributed income will either be reinvested in a shareholder’s account in ~~IFMVF~~ IFMTR or distributed to Fund shareholders in conjunction with ~~following~~ the Reorganization. Distributions of net capital gains, if any, and distributions of any previously undistributed income, will be taxable~~, but any distributions of previously undistributed income will be taxabl~~e to IFMTR shareholders. See the discussion entitled “Summary - Tax Consequences” in this Prospectus/Proxy Statement for further information regarding the consequences of the Reorganization.”

COMMENT 22: About the Proxy Solicitation and the Special Meeting (pg. 37): Please confirm that Broadridge Financial Solutions, Inc. (“Broadridge”) is the proxy solicitor. If this is correct, please disclose the material terms of the solicitation contract, including costs.

RESPONSE: The Registrant confirms that Broadridge will serve as the proxy solicitor. However, the Registrant believes that the current disclosure regarding Broadridge’s role in the solicitation complies with the requirements of Rule 14a-4(a)(3), including the requirement to include estimated costs, which are disclosed as direct proxy expenses of $30,000 in various locations in the Prospectus/Proxy Statement.

COMMENT 23: Proxies, Quorum and Voting at the Special Meeting (pg. 38): In the second paragraph in this section, please add the following underlined phrase to the following sentence:

“Shares held by an insurance company in its general account, if any, or in the separate account for the benefit of the insurance company or its affiliates, must be voted in the same proportions as the votes cast with respect to shares held in all of the insurance company’s variable accounts in the aggregate.”

RESPONSE: The Registrant will respond as requested.

COMMENT 24: Proxies, Quorum and Voting at the Special Meeting (pg. 39): With respect to the following disclosure, please clarify the effect of this sentence and revise the disclosure as needed:

“In the event that a quorum is present but sufficient votes in favor of the proposal have not been received, the persons named as proxies shall vote AGAINST and adjournment those proxies that they are required to vote against the proposal, and will vote in FAVOR of such an adjournment all other proxies that they are authorized to vote.”

RESPONSE: The Registrant notes that the above disclosure describes how votes regarding adjournment will be tabulated based on how the persons named as proxies were required to vote regarding the proposal. Specifically, where quorum is present but sufficient votes in favor of the proposal have not been received, those proxies required to vote against the proposal will vote against adjournment and all other proxies will vote in favor of such an adjournment.

The Registrant notes that there is a drafting error in the above sentence and believes, once corrected, the disclosure adequately describes the tabulation of votes in the scenario described above. Accordingly, the Registrant will revise the sentence as follows:

“In the event that a quorum is present but sufficient votes in favor of the proposal have not been received, the persons named as proxies shall vote AGAINST ~~and~~ any adjournment those proxies that they are required to vote against the proposal, and will vote in FAVOR of such an adjournment all other proxies that they are authorized to vote.”

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures